CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2003

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

UPM-Kymmene Corporation Stock Exchange Release March 21,2003 14:00

THE CAPITAL GROUP COMPANIES, INC. FUNDS’ HOLDING OF UPM-KYMMENE VOTING RIGHTS 4.95 PER CENT

According to Finnish Securities Market Act, Chapter 2, Section 9, UPM-Kymmene reports the following:

On March 19, 2003, the holdings by the mutual funds of the Capital Group Companies, Inc. of the paid up share capital of UPM-Kymmene was as follows:

Capital Research and Management Company, shares	5,233,500
Capital Guardian Trust Company	7,018,688
Capital International, Inc.	426,070
Capital International Ltd.	262,400
Capital International, S.A.	5,400

Total	12,946,058

This holding amounts to 4.95 per cent of UPM-Kymmene’s paid up share capital.

On March 19, 2003, the voting rights of the Capital Group Companies, Inc. were as follows:

Capital Research and Management Company, shares	5,233,500
Capital Guardian Trust Company	7,018,688
Capital International, Inc.	426,070
Capital International Ltd.	262,400
Capital International, S.A.	5,400

Total	12,946,058

The total amount of voting rights managed by the Capital Group Companies, Inc. represented 4.95 per cent of the voting rights in UPM-Kymmene.

UPM-Kymmene Corporation

Pirkko Harrela

Vice President, Corporate Communications

DISTRIBUTION

Helsinki Stock Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2003	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka Executive Vice President and CFO

By:	/s/ Olavi Kauppila
Olavi Kauppila Senior Vice President, Investor Relations